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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  February 13, 2006.

Commission File Number  001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8,  P.O. Box 1,  CH - 8070 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐    No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-                .

CREDIT SUISSE GROUP
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Telefax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group announces a change to its accounting treatment of share-based compensation awards

Zurich, February 13, 2006 Credit Suisse Group today announced a change to its accounting treatment of certain share-based compensation awards. This follows recent guidance and discussions with US Securities and Exchange Commission (SEC) staff through February 10, 2006, regarding the appropriate period over which to expense share-based compensation awards that have a non-competition provision with scheduled vesting beyond an employee’s eligibility for early retirement. As a result, the Group will record a non-cash charge in the fourth quarter of 2005 for certain share-based compensation awards granted in 2005. This will result in a CHF 630 million increase in banking compensation and benefits and a CHF 421 million reduction in net income for the fourth quarter and full year 2005. This non-cash charge represents an acceleration of compensation expenses that would otherwise have been reflected in future years.

Credit Suisse Group adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123R) as of January 1, 2005. Following the early adoption of the revised standard by the Group, further guidance on SFAS 123R was provided by SEC staff in December 2005. SEC staff noted that these share-based awards should generally be expensed over the period from the grant date to the date on which the employee becomes eligible for early retirement rather than over the entire vesting or stated service period.

Based on a review of the relevant share-based compensation awards granted during 2005, the Group had previously concluded that the most appropriate service period to be used for the expensing of these awards was the vesting period, which ranges from three to five years. However, as a result of the December 2005 guidance and subsequent discussions with SEC staff, the Group will now record an incremental expense in the fourth quarter of 2005 to reflect the recognition of expenses over the shorter period from the award grant date until the employee becomes eligible for early retirement with respect to the awards granted in 2005. The non-cash charge represents an acceleration of compensation expenses that would otherwise have been reflected in future years and does not impact cash flows.

As a result of this change in accounting treatment, the Group’s fourth-quarter and full-year 2005 banking compensation and benefits will increase by CHF 630 million and its fourth-quarter and full-year 2005 net income will decrease by CHF 421 million.

Credit Suisse Group will publish its results for the fourth quarter and full year 2005 on February 15, 2006, as scheduled.

Information

Credit Suisse Media Relations, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Credit Suisse Investor Relations, telephone +41 44 333 31 69, investor.relations@credit-suisse.com

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich.Credit Suisse, the banking business of Credit Suisse Group, provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse Group also includes Winterthur, a Swiss general insurer with a focus on international business activities. Credit Suisse Group is active in over 50 countries and employs approximately 60,000 people. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse Group and Credit Suisse can be found at www.credit-suisse.com. Further information about Winterthur can be found at www.winterthur.com.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that constitute forward-looking statements.  In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements.  Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.  Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  We do not intend to update these forward-looking statements except as may be required by applicable laws.  By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved.  We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.  We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	February 13, 2006	By	/s/	Urs Rohner
General Counsel*

			/s/	Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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